Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
ANALYST & INVESTOR DAY ON MONDAY MAY 15, 2017

Calgary, Alberta, Canada – April 4, 2017

Precision Drilling Corporation (“Precision” or the “Company”) will host an Analyst & Investor Day on Monday, May 15, 2017 at its Technical Service Center in Houston, Texas. In addition to providing a comprehensive business update, Precision’s senior management team will demonstrate recent technology advancements as well as outline the Company’s plans regarding the commercialization of process control automation and closed loop drilling systems.  Attendees will also have the opportunity to tour Precision’s facility and a Super Series Triple drilling rig equipped with top tier rig specifications and technology applications.

Those who have not already registered and wish to attend are asked to email InvestorRelations@precisiondrilling.com and RSVP in advance of the event.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com